June 20, 2025

Douglas MacLeod
Chairman and President
CNH Capital Receivables LLC
5729 Washington Avenue
Racine, Wisconsin 53406

        Re: CNH Capital Receivables LLC
            Amendment No. 1 to Registration Statement on Form SF-3 Filed April 16, 2025
            File No. 333-286570
Dear Douglas MacLeod:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 13, 2025 letter.

Amendment No. 1 to Registration Statement on Form SF-3
Risk Factors
Federal financial regulatory reform could have a significant effect on the servicer, the sponsor, the depositor or the trust, page 24

1. We note your revisions in response to prior comment 5 to include a description of risks presented by certain regulatory provisions, including a discussion of "ongoing rulemaking" by federal regulatory agencies to implement provisions of the Dodd-
       Frank Act and your statement that the "full impact of the Dodd-Frank Act...will not be known until such rulemaking has been completed and implemented." We also note, however, that, as of the adoption of Securities Act Rule 192 addressing conflicts of interest in certain securitizations, the applicable Dodd-Frank Act rules have all been adopted and implemented. Please revise your disclosure to reflect the current status of
 June 20, 2025
Page 2

       these rules and describe the specific risks presented by them. Alternatively, please delete.
       Please contact Hodan Siad at 202-679-7829 or Kayla Roberts at 202-551-3490 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Structured Finance